UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   Alutto, Joseph A.
   The Ohio State University
   201 Fisher Hall
   2100 Neal Avenue
   Columbus, OH  43210-1144

2. Issuer Name and Ticker or Trading Symbol

   Comptek Research, Inc. (CTK)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   08/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  08/24/00    D    V   5,100.00      D   (1)         0.00           D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $5.6300         08/31/00       D     V                    1,000.00 (2)                  08/02/06
(right to buy)
Non-Qualified Stock Option     $7.7500         08/31/00       D     V                    1,000.00 (2)     08/01/98     08/01/07
(right to buy)
Non-Qualified Stock Option     $7.8750         08/31/00       D     V                    3,000.00 (2)     04/16/99     04/16/09
(right to buy)
Non-Qualified Stock Option     $8.1250         08/31/00       D     V                    1,000.00 (2)     08/20/99     08/20/09
(right to buy)
Non-Qualified Stock Option     $8.5000         08/31/00       D     V                    5,000.00 (2)     10/01/98     10/01/07
(right to buy)
Non-Qualified Stock Option     $9.1250         08/31/00       D     V                    1,000.00 (2)     07/31/99     07/31/08
(right to buy)
Non-Qualified Stock Option     $10.2500        08/31/00       D     V                    12,000.00        11/01/99     11/01/09
(right to buy)
Non-Qualified Stock Option     $13.0000        08/31/00       D     V                    1,000.00 (2)                  08/05/04
(right to buy)
Non-Qualified Stock Option     $17.2500        08/31/00       D     V                    10,000.00 (2)                 12/10/03
(right to buy)
Non-Qualified Stock Option     $17.6300        08/31/00       D     V                    1,000.00 (2)                  08/04/05
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   3,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   5,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   12,000.00     (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   10,000.00     (3)         0.00          D   Direct
(right to buy)
Non-Qualified Stock Option     08/31/00  Common Stock                   1,000.00      (3)         0.00          D   Direct
(right to buy)

Explanation of Responses:

(1)
Exchange of shares in tender offer pursuant to merger agreement between issuer and Northrop Grumman Corporation which provides for the exchange of each of issuer's shares for 0.2799 shares of Northrop Grumman having a market value of $74.1438 per share.
(2)
Granted under the Comptek Research, Inc. Stock Option Plan for Non-Employee Directors pursuant to Rule 16b-3(c).
(3)
This option was assumed by Northrop Grumman Corporation in a merger by issuer with Northrop Grumman's merger subsidiary effective
Agusut 31, 2000, and replaced with an option to purchase shares of Northrop Grumman adjusted for an exchange ratio of 0.2799
Northrop Grumman shares for each issuer option assumed at an option exercise price equal to the previous option price divided by the exchange ratio of 0.2799.

SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A. Head, Esq.
    For: Joseph A. Alutto
DATE